SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Annual Results– 2009” dated on February 11, 2010

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

ANNUAL RESULTS – 2009

TSP
LISTED
NYSE

INDEX

Sao Paulo, February 11, 2010 – Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results of 2009. The following information is presented in accordance with the accounting principles usually accepted in Brazil (BR GAAP), and presents reclassifications in 2008 due to changes on accounting practices introduced by Law# 11,638/07 and # 11,941/09. In accordance to the BR GAAP criteria, are consolidated the following controlled and wholly owned subsidiaries companies: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

BOARD OF DIRECTORS’ MESSAGE

The year of 2009 was full of challenges and achievements for Telesp. The Company, believing in the fast recover of the economic activity and in the need of modernization and higher capacity of its network, serving nearly 15 million customers in Sao Paulo state, held the forecasted investments for the year, having as a priority the improvement of quality and services provided.

Among the services provided, Speedy peaked at 2.6 million customers in the year. The moderate annual growth of this service is explained by the sales interruption in June 2009, by Anatel´s determination, due to instability events observed in the service rendered, being the sales returned in August 2009, after Anatel´s authorization and the deployment of the stabilization plan.

Intensifying its quality compromise, it was created the plan “Telefônica em Ação” (http://www.telefonicaemacao.com.br), basically structured in two parts: expansion and stabilization of the network, involving improvements in the IP network, DNS and toll-gate, and in the reformulation of operational and commercial practices.

An example of this change in the commercialization model is the audit process over 100% of Speedy sales, whereby was reduced in 50% the total calls for the Costumer Attention Central in comparison with the beginning of the year, due to a higher capacity to solve issues presented in the first call, ensuring greater agility, efficiency and comfort to the clients.

The improvement of services, processes and other actions implemented have ensured a higher rate of customer satisfaction, which can be gauged by the significant reduction in the number of customers who rely on external entities to address issues related to the Company. In December 2009, we have recorded a reduction in comparison with the beginning of the year, of 68% with PROCON-SP and of 54% with Anatel. Besides of that, we highlight in the 4Q09 the significant improvement of the churn rate both of broadband and lines in service. These are important examples of the obtained results as of the mentioned transformation.

2010 promises to be a year with a more promising economy, with a significant growth potential, in which Telesp will keep its investments, its commitment to improve the quality of services and improve even more the customer satisfaction, with the certainty of being in the right direction that will permit the Company to achieve its goal of being the preferred choice of consumers for communication, information and entertainment services.

This goal is reflected both in the development of innovative services for a more sophisticated market and in attending the wide range of consumers who recently have joined the technology world and eager to expand their experiences therein.

FINANCIAL HIGHLIGHTS

The Net Operating Revenues in 2009 was R$15,795.8 million, presenting a decrease of 1.1% when compared to the R$15,979.0 million registered in 2008. The main reductions were in local service, fixed-to-mobile and monthly fee revenues, partially offset by the increase of broadband, pay TV and infrastructure rental revenues.

The EBITDA in 2009 was R$5,876.8 million, a 10.4% decrease when compared to the R$6,555.4 million in 2008.

The EBITDA Margin reached in 2009 was 37.2%, a 3.8 p.p. decrease when compared to 2008. This variation mainly reflects the decrease of traditional fixed line revenue and the expenses increase of customer attention with quality improvement of services by the reformulation of operational and commercial practices, aiming a higher satisfaction of our clients.

The consolidated Capex in 2009 was of R$2,221.0 million, presenting a 5.2% decrease when compared to 2008. This variation is directly related to the Real appreciation in the period and to the suspension of Speedy service sales. As a percentage over net operating revenues, the ratio was of 14.1% in 2009, almost in line with the ratio registered in 2008.

OPERATING HIGHLIGHTS

Lines in Service – the new operational model of Telesp, implemented in the second semester of 2009, already reflects improvements in services and in customer’s satisfaction. Results of that can be already observed, between which we can highlight the deceleration of lines in services reduction, registering a loss of only 94,160 accesses during the 4Q09, 52.6% lower than in the 4Q08 and when comparing with the 3Q09, it is observed a reduction of 22.9%.

Broadband - offered under the brands “Speedy” and “Ajato”, reached 2,636,344 clients in 2009, a net addition of 81 thousand customers in relation to 2008. When compared to the 3Q09, it was registered 58 thousand net additions. The moderate developments of this service were due to the interruption of sales in June, 2009 by Anatel´s decision. After practically two months, the sales of this service had gradually returned after the deployment of the stabilization plan, intensifying the Company's commitment to quality through the network stabilization and expansion and the reformulation of operational and commercial practices. The improvement of services, processes and other actions implemented have guaranteed a significant churn reduction of this service.

Pay TV – offered in bundles or stand-alone, it is available through DTH (Direct to the Home) and MMDS (Multichannel Multipoint Distribution Service). Telesp keeps offering its services with quality focused on specific segments of customer. In the second semester of the year, as consequence of the negative impact in duos and trios sales due to the suspension of Speedy service sales, it was registered a lower level of commercial activity. Thus, the Company reached 486,614 clients in 2009, an increase of 3.0% when compared to 2008.

OPERATING REVENUES

The gross operating revenue in 2009 reached R$23,155.8 million, an increase of 0.6% when compared to the R$23,020.8 in 2008.

The changes are explained as follows:

Monthly Subscription Fee: reached R$5,226.2 million in 2009, a decrease of 1.6% when compared to the R$5,312.9 million in 2008. This drop is mainly related to the decrease of average lines in service and to the increase of the alternative plan base of fixed line that have lower monthly subscription fee. On the other hand, it was registered a revenue increase in the corporate segment and a tariff readjustment of 0.98% as of September, 2009.

Installation Fee: decreased 4.8% from R$114.3 million in 2008 to R$108.8 million in 2009.This variation is mainly justified by lower new accesses presented in the period. When compared 4Q09 x 4Q08, it was registered an increase of 47.3%, from R$20.1 million to R$29.7 million, due to the success of commercial effort focused on alternative plans and to the tariff readjustment of 0.98% as of September, 2009.

Local Service: totaled R$2,416.9 million in 2009, a decrease of 11.7% when compared to the R$2,736.8 million in 2008. This variation is directly related to the lines in service decrease and to the sales increase of duos and trios bundles which offer flat fee with local unlimited calls aiming customer loyalty, resulting in an increase of the registered traffic, but with a reduction of the exceeding traffic. Furthermore, local service revenues were negatively impacted by the demand decrease of 0300 service for promotional campaigns. These drops were partially offset by the increase of exceeding traffic of alternative plans and by the tariff readjustment of 0.98% as of September, 2009.

DLD: in 2009 totaled R$3,870.9 million, an increase of 1.6% when compared to the R$3,808.8 million in 2008. This effect is explained by an increase of SME traffic with the “15” use (selection code of the operator) and by a positive impact of the tariff readjustment of 0.98% as of September, 2009, been partially offset by a decrease of fixed outgoing traffic. When compared 4Q09 x 4Q08, it was registered a decrease of 1.5% by a reduction of fixed outgoing traffic in the period.

Fixed-to-mobile revenues: dropped from R$4,372.0 million in 2008 to R$4,101.9 million in 2009, a decrease of 6.2%, due to the reduction of VC1, VC2 and VC3 traffic in the period.

ILD: reached R$112.6 million in the 2009, a decrease of 19.8% when compared to the R$140.4 million in 2008. This effect is mainly explained by a decrease of fixed outgoing traffic.

Interconnection revenues: increased 4.7% from R$465.8 million in 2008 to R$487.8 million in 2009, explained by a higher mobile ingoing traffic and by the tariff readjustment of 0.98% as of September, 2009.

Public Telephony: in 2009 was R$386.6 million, a decrease of 13.1% when compared to the R$444.9 million in 2008. This variation is registered mainly due to a higher competition in the mobile market, been partially offset by the tariff readjustment of 0.98% as of September, 2009.

Data Transmission: increased of 11.1% from R$3,759.5 million in 2008, to R$4,176.0 million in 2009, justified by a rise of broadband service revenues in the residential and corporate segments. When compared 4Q09 x 4Q08, it was presented a decrease of 2.7%, explained by the gradual reestablishment of the Speedy service sales after the suspension of this service commercialization, in accordance to Anatel’s decision. It’s important to highlight that the Company intensified its commitment with quality through the reformulation of operational and commercial practices, which have guaranteed best rates of customer’s satisfaction, as already reflected in a significant churn reduction of this service.

Infrastructure rental: increased 32.5% from R$384.3 million in 2008 to R$509.3 million in 2009. This effect is mainly explained by the higher volume of rented circuits, due to the growth of the telecommunication market and to the demand for a higher volume of band for data transmission.

Pay TV: this service reached R$600.3 million in 2009, a positive evolution of 58.4% when compared to the R$379.0 million in 2008. The Company registered a base of 486,614 clients in 2009, including TV services through DTH and MMDS.

Others: increased 5.1% from R$1,102.1 million in 2008 to R$1,158.6 million in 2009. This effect is chiefly explained by a higher supply of integrated solutions for the corporate segment, been partially offset by the revenues decrease of value added services.

OPERATING EXPENSES

Operating expenses in 2009 reached R$9,919.0 million, an increase of 5.3% when compared to the R$9,423.6 million in the same period of the previous year.

The variations are explained by the following items:

Personnel expenses: reached R$700.7 million in 2009, a decrease of 6.4% when compared to the R$748.8 million in 2008. This variation is explained by organizational restructuring programs occurred in 2008 which increase the comparison base.

Supplies: increased from R$222.7 million in 2008 to R$232.7 million in 2009, a rise of 4.5%. This variation is mainly explained by a higher supply of integrated solutions for the corporate segment, been partially offset by the cost decrease of equipments related to the PDTI.

Outsourcing expenses: reached R$3,852.6 million in 2009, an increase of 15.2% when compared to the R$3,344.4 million in 2008. This variation is mainly related to the expenses increase of customer service, due to the reformulation of commercial practices realized by the Company, to the network maintenance and to the purchase of TV content.

Interconnection expenses: in 2009 totaled R$3,803.0 million, a decrease of 1.4% when compared to the R$3,855.3 million in 2008. This effect is mainly explained by the decrease of VC1, VC2 and VC3 traffic in the period.

Rental expenses: increased from R$492.2 million in 2008 to R$568.7 million in 2009, a rise of 15.6% mainly due to the increase of network rental expenses and infrastructure for last-mile traffic termination.

Taxes: reached R$433.1 million in 2009, a decrease of 2.6% when compared to the R$444.5 million in 2008. This effect is explained by the reduction of FUST and FUVEST contribution and the differential rate of ICMS in the purchase of use and consumption materials. When compared 4Q09 x 4Q08, it was registered an increase of 5.8% due to changes on the FUST calculation base which impacted the 4Q08.

Bad Debt Provisions: increased 4.8% from R$538.6 million in 2008 to R$564.6 million in 2009. As a percentage of the net operating revenues, the ratio was of 3.4% to 3.6%, respectively. When comparing 4Q09x 4Q08, this percentage improves from 3.5% to 3.0%.

Investment gains (losses): in 2009 recorded a positive result of R$18.8 million, compared to a positive result of R$8.3 million in 2008. This variation is justified by the effect of equity accounting of shareholding on Cable TV operators.

Other operating revenues (expenses): totaled R$217.6 million in 2009, an increase of 1.4% when compared to 2008. This effect is mainly justified by the recalculation of labor and civil contingencies value concentrated in the 2Q09, been partially offset by a higher contingency provision with the regulator and pension plan. When compared 4Q09 x 4Q08, it was registered a negative variation of R$120.3 million, mainly explained by a higher provision of labor contingencies, with the regulator and pension plan.

Depreciation: dropped from R$2,755.3 million in 2008 to R$2,505.5 million in 2009, a decrease of 9.7%. This effect is mainly explained by an increase of assets fully depreciated and by the decrease of goodwill amortization that as of 2009 isn’t registered anymore, in accordance to new accounting practices, besides the decrease of modem obsolescence provision.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$2,266.9 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the domestic interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans, Financing and Debentures: on December 31, 2009, the Company had a liability of R$3,520.0 million, from which R$23.0 million were loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), R$1,510.8 million in debentures paying interests based on the variation of the CDI rate + fixed spread of 0.35% (also with swap for %CDI rate) and the amount of R$1,986.2 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the Interbank Interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Câmara de Custódia e
Liquidação – CETIP, since the renegotiation date.

BNDES: on October 10, 2007, BNDES approved a credit up to R$2,034.7 millions for Telesp to realize investments in products and services that are produced domestically, from which R$1,959.5 million have already been drawn and the respective investments are approved and accepted by BNDES. In November, 2009 it was released a tranche, in the amount of R$60 million at the cost of TJLP + 3.73% per year and, in December, 2009 it was released a tranche of R$68.6 million at the cost of TJLP + 1.73% per year for investments that contain, simultaneously, national technology and production. These amounts were invested on network modernization and expansion of voice, data and video services.

(*) The ratio was calculated over the EBITDA composed by the sum of the four previous quarters.

Derivatives: all Company’s financial derivative contracts aim the protection of exchange risk and fluctuations of interest rates related to financial debt, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in an inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the exchange financial equities are hedged.

On December 31, 2009, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$23.0 million, equivalent to the fair value of this debt. On the same date, the Company had swap operations – CDI + spread x %CDI, with asset position of R$1,514.2 million and flows similar to the debentures’, to cover the risk of its fixed rate spread, with debentures (without premium) fair value of R$1,514.2 million. On December 31, 2009, the Company didn’t have anymore swap CDI x fixed rate contracts to partially cover the variation of domestic interest rates related to the liability position of derivatives exposed to CDI.

For the period ended on December 31, 2009, the derivative operations generated a negative net consolidated result of R$58.0 million, while the currency operations generated a negative net consolidated result of R$59.6 million, the operations to cover the debentures fixed spread generated a positive result of R$1.7 million and the swap operations CDI x fixed rate generated a negative net consolidated result of R$55 thousand.

On December 30, 2009 it was recognized a balance of R$575 thousand as asset and a balance of R$31.7 million as liability to reflect the derivatives position on the mentioned date.

The CDI net exposure (R$1,568.3 million) doesn’t reflect the total exposure to domestic interest rate, once the Company has, as a “natural hedge”, short term financial investments based on CDI variation (R$2,266.9 million on December 31, 2009).

Financial Result: in 2009 reached -R$194.6 million, improving R$33.2 million or 14.6% when compared to 2008, mainly due to higher revenues with financial investments and to lower net debt.

ADDITIONAL NOTES

1) Recent Corporate Events

a) Corporate Restructuring involving A. Telecom S.A. – On December 30, 2009, Telesp´s 30th Extraordinary General´s Meeting approved the A. Telecom spun-off part and subsequent merger of spun-off part by Telesp This transaction included the transfer of fixed assets and intangible rights related to a parcel of A. Telecom costumer’s base. The spun-off part merged by Telesp was in the amount of R$99 million. The mentioned merger didn´t increase the capital stock of Telesp.

b) Voluntary Public Tender Offer: On October 7, 2009, Telesp’s Board of Directors approved the launching of a voluntary public tender offer for the acquisition of up to 100% of the shares issued by GVT (Holding) S.A. for the price of R$ 48.00 per share to be paid in cash. On November 4, 2009, Telesp increased the offer price to R$50.50 per share, aiming the confirmation of the success of the voluntary public tender offer execution. The transaction would represent a total investment of R$ 6.9 billion, considering the acquisition of total amount of fully diluted shares. However, in the date of tender offer, on November 19, 2009, Telesp announced to the market, after had been informed by BM&F, BOVESPA that the conditions on the tender offer for the acquisition of the shares of the Brazilian company GVT (Holding) S.A. that related to the minimum number of shares have not been met. As a result, the tender offer took no effect.

c) Corporate Restructuring involving Telefônica Data do Brasil Participações Ltda. – DABR and Telefônica Televisão Participações S.A. – TTP - In accordance to the relevant fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the propose of corporate reorganization involving DABR and TTP (wholly-owned subsidiary of Telesp, which had stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

On November 11, 2008, the propose of merger of DABR and TTP by Telesp was approved by the Company’s shareholders on its Extraordinary Shareholders’ meeting. As a result of the merger of TTP, Telefônica Sistema de Televisão S.A., A. Telecom and Telefônica Data companies became wholly-owned subsidiaries of Telesp.

d) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became a wholly-owned subsidiary of Telefônica Televisão.

2) TARIFFS READJUSTMENT OCCURRED IN 2009 AND 2008

a) Fixed-to-Fixed Tariff – On September 11, 2009, through Edicts# 5,179 and 5,180, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of September 16, 2009. The tariff readjustments were 0.98%.

b) Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts# 4,288 and 4,289, Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of July 24, 2008. The tariff readjustments were 3.01%.

c) Fixed-to-Mobile Tariff – On July 21, 2008, through Edict# 4,290, Anatel approved the 3.01% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06%. The readjustments were effective as of July 24, 2008.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

The Company decided to adopt as of 2008 the changes on accounting practices introduced by the Law# 11,638/07 and Law# 11,941/09, due to several accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (CPC) and deliberated by CVM. As a result, the comparative information in the first quarter of 2009 already presents these practices, among which are highlighted:

a) Financial Leasing: PDTI contracts are accounted with financial leasing characteristics;

b) Financial Instruments: financial assets and liabilities initially evaluated by fair value;

c) Present Value Adjustment: certain long term assets and liabilities initially accounted by its discounted present value;

d) Accumulated Translation Adjustment: exchange variations over investments abroad registered as accumulated translation adjustment, on Company’s equity.

4) NUMBER PORTABILITY

In September, 2008, the number portability process has been activated under commercial disposition between companies that offer the same service mode. As a result, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, Telesp reinforced its efforts in customers’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The number portability’s process was concluded in March, 2009.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the year priced at R$37.96 and R$43.54, presenting, respectively, an annual performance of 2.6% and -4.7% in comparison to Bovespa Index’s performance of 82.7%. The ADRs closed the year priced at US$25.16, presenting an annual performance of 29.0% in comparison to Dow Jones Index’s performance of 21.7%.

The daily average volume of TLPP3 and TLPP4 between December, 2008 and December, 2009 was of R$617.7 thousand and R$5,630.3 thousand, respectively. The ADR daily average volume for the same period was of US$2,194.3 thousand.

The shares performances in the last two years are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10%
higher that those attributed to common shares.

In 2009, Telesp presented a dividend yield of 7.2% for common shares and 6.9% for preferred shares.

The dividends deliberated recently are described in the following table:

BALANCE SHEET

Unaudited consolidated figures (Reais Million)

ASSETS	2009	2008	% var
Current assets	**7,048.3**	**6,491.6**	**8.6**
Cash and cash equivalents	2,277.0	1,741.0	30.8
Cash	10.1	32.0	(68.4)
Financial Investments	2,266.9	1,709.0	32.6
Net accounts receivable from customers	2,931.3	3,152.8	(7.0)
Supply and maintenance inventories	148.4	164.4	(9.7)
Recoverable taxes	1,335.6	1,064.3	25.5
Recoverable prepaid expenses	60.3	63.5	(5.1)
Credit from associated companies	120.3	130.4	(7.8)
Derivatives operations	0.6	95.7	(99.4)
Other assets	174.9	79.4	n.a.
Non-Current Assets	**13,413.2**	**13,500.4**	**(0.6)**
Long-term assets	1,943.8	1,742.7	11.5
Accounts receivable from customers	123.7	61.6	n.a.
Recoverable taxes	701.1	813.5	(13.8)
Loans and financial investments	12.9	12.5	3.1
Bail of legal proceedings	939.8	711.3	32.1
Credit from associated companies	23.5	22.9	3.0
Other assets	142.8	121.0	18.1
Investments	340.3	301.8	12.7
Net Permanent Assets	9,672.1	9,868.9	(2.0)
Net Intangible	1,456.9	1,587.0	(8.2)
Total Assets	**20,461.4**	**19,992.0**	**2.3**
LIABILITIES			
Current liabilities	**7,654.5**	**5,846.9**	**30.9**
Suppliers	2,362.4	2,314.7	2.1
Loans and financing	1,767.6	518.8	n.a.
Derivatives operations	8.4	15.2	(44.8)
Payroll and related charges	142.2	174.7	(18.6)
Taxes	1,022.4	926.4	10.4
Consignments	148.0	198.1	(25.3)
Dividends and interest on capital	1,747.2	1,153.7	51.4
Accrual for contingencies	183.3	128.5	42.7
Payables to associated companies	118.2	49.9	n.a.
Other liabilities	154.8	367.0	(57.8)
Non-Current Liabilities	**2,749.5**	**4,099.4**	**(32.9)**
Loans and financing	1,752.4	3,217.4	(45.5)
Taxes	54.6	47.4	15.1
Derivatives operations	23.3	22.1	5.1
Accrual for contingencies	524.2	570.8	(8.2)
Provisions for the pension plans	191.9	148.8	29.0
Other liabilities	203.2	93.0	n.a.
Shareholders' equity	**10,057.4**	**10,045.7**	**0.1**
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,670.5	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Goodwill Reserves	63.1	63.1	0.0
Equity Adjustment	90.9	76.2	19.3
Conversion's Acumulated Adjustment	(2.1)	0.9	n.a.
Retained earnings	0.0	0.0	n.a.
Total Liabilities	**20,461.4**	**19,992.0**	**2.3**

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)

	2009	2008	% var
Cash and cash equivalents at beginning of the period	**1,741.0**	**933.3**	**86.5**
Net income of the period	2,241.4	2,420.0	(7.4)
Non-cash expenses (revenues)	**3,063.5**	**3,630.4**	**(15.6)**
Depreciation and amortization	2,505.5	2,657.9	(5.7)
Exchange variations on loans and financing	(49.8)	209.6	n.a.
(Gain)/loss on subsidiaries	(18.8)	(8.3)	n.a.
(Gain)/loss on asset sale	14.4	50.6	(71.6)
Amortization of investment goodwill	0.0	117.7	n.a.
Bad debt provision	564.6	538.6	4.8
Pension and other post-retirement benefit plans	43.2	53.3	(19.1)
Others	4.5	10.9	(58.4)
Variations in operating assets	**(777.0)**	**(1,117.3)**	**(30.5)**
Net trade accounts receivable	(385.1)	(830.4)	(53.6)
Other current assets	(259.7)	(60.5)	n.a.
Other non-current assets	(132.2)	(226.3)	(41.6)
Variations in operating liabilities	**(114.5)**	**196.8**	**n.a.**
Payroll and related accuruals	(9.6)	(104.2)	(90.8)
Accounts payable and accurued expenses	31.2	264.0	(88.2)
Taxes	(54.5)	30.9	n.a.
Other current liabilities	88.7	126.5	(29.8)
Accured interest	(47.4)	(9.5)	n.a.
Income and social contribution taxes	141.7	(56.1)	n.a.
Labor, tax and civil provisions	8.2	58.0	(85.9)
Other non-current liabilities	(272.8)	(112.8)	n.a.
Cash provided by operations	**4,413.4**	**5,129.9**	**(14.0)**
Cash flow from investing activities	**(2,295.9)**	**(2,074.6)**	**10.7**
Acquisition of investmens and advances to related companies	0.0	0.0	n.a.
Acquisition of fixed and intangible assets, net of donations	(2,324.1)	(2,102.4)	10.5
Cash from sales of fixed assets and investment	28.2	27.4	3.2
Cash received from acquisitions	0.0	0.4	n.a.
Cash flow from financing activities	**(1,581.5)**	**(2,247.5)**	**(29.6)**
Loans amortization	(396.9)	(1,041.4)	(61.9)
New loans obtained	272.6	1,274.4	(78.6)
Net payment on derivative contracts	31.5	(262.7)	n.a.
Dividends and interest on own capital paid	(1,488.7)	(2,217.8)	(32.9)
Increase (decrease) in cash and cash equivalents	**536.0**	**807.7**	**(33.6)**
Cash and cash equivalents at end of the period	**2,277.0**	**1,741.0**	**30.8**

OPERATING DATA

Consolidated data

		2009	2008	% var	4Q09	4Q08	% var
Capital Expenditure (Economic)	R$ MM	2,221.0	2,342.5 [1]	(5.2)	817.4	861.6 [1]	(5.1)
Network							
Installed lines (switching)		14,832,406	14,697,287	0.9	14,832,406	14,697,287	0.9
Installed lines - Gain		135,119	143,386	(5.8)	31,824	33,340	(4.5)
Lines in service		11,257,956	11,661,900	(3.5)	11,257,956	11,661,900	(3.5)
Residential		8,062,519	8,489,628	(5.0)	8,062,519	8,489,628	(5.0)
Non-residential		1,606,732	1,701,510	(5.6)	1,606,732	1,701,510	(5.6)
Trunk lines [2]		948,608	838,843	13.1	948,608	838,843	13.1
Public lines		250,518	250,278	0.1	250,518	250,278	0.1
Internally used and test lines		389,579	381,641	2.1	389,579	381,641	2.1
Lines in services - Gain		(403,944)	(303,385)	33.1	(94,160)	(198,841)	(52.6)
Average lines in service	(ALIS)	11,459,690	11,881,523	(3.6)	11,291,584	11,793,482	(4.3)
Broadband		2,636,344	2,555,376	3.2	2,636,344	2,555,376	3.2
Pay TV [3]		486,614	472,222	3.0	486,614	472,222	3.0
Traffic							
Local minutes - registered	(min 000)	51,522,200	51,753,710	(0.4)	13,938,186	12,594,470 [4]	10.7
Local minutes - exceeding	(min 000)	21,533,772	28,273,289	(23.8)	5,049,317	6,557,283 [4]	(23.0)
Domestic Long Distance [4]	(min 000)	10,747,892	11,763,484	(8.6)	2,655,331	2,902,075	(8.5)
International Long Distance	(min 000)	63,843	84,714	(24.6)	14,102	20,198	(30.2)
Monthly traffic per ALIS							
Local	(min)	375	363	3.2	411	356	15.6
DLD	(min)	78	83	(5.3)	78	82	(4.4)
ILD	(min)	0.5	0.6	(21.9)	0.4	0.6	(27.1)
Others							
Employees [5]		6,171	6,057	1.9	6,171	6,057	1.9
LIS per employee [6]		2,252	2,347	(4.1)	2,252	2,347	(4.1)
Monthly net op. revenue per ALIS	(R$)	114.9	112.1	2.5	117.8	116.6	1.1
Telephone density (per 100 inh.) [7]		27.1	28.7	(1.6) p.p.	27.1	28.7	(1.6) p.p.

1/ With the introdution of Law# 11,638/07, the Capex showed a decrease due the change on PDTI's accounting.
2/ Includes ISDN clients.
3/ Includes TV clients via Satellite and MMDS.
4/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
5/ Includes Telefônica Sistema de Televisão S.A.'s employees.
6/ End of period data. Includes broadband clients.
7/ The rate was estimated over IBGE Data.

Notes:

a) Effective as of September 16, 2009, the maximum net tariffs of Local Services, through Anatel's Edict# 5,180 of September 11, 2009, had an readjustment of
0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.
b) Effective as of September 16, 2009, the maximum net tariffs of Domestic Long Distance Services, through Anatel's Edict# 5,179 of September 11, 2009, had an average readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the
Concession Agreement.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 11, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director